1(415) 856-7007

davidhearth@paulhastings.com

July 1, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Matthews A Share Selections Fund, LLC - File No. 811-22809

Ladies and Gentlemen:

On behalf of the Matthews A Share Selections Fund, LLC (the “Registrant” or the “Company”), we hereby respond to the oral comments provided on June 12, 2015 by Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended, on Form N-1A filed on April 30, 2015 (“Amendment No. 3”). Changes to the Registrant’s disclosure in response to those comments are reflected in Amendment No. 4 to the Registrant’s Registration Statement expected to be filed on or about the date of this letter.

Those comments are repeated below and organized in the same fashion as presented by Ms. Dubey.

Except as otherwise noted, (i) all references to page numbers in the following comments and responses are made with respect to the Offering Memorandum that was already filed as part of Amendment No. 3, and (ii) all capitalized terms used but not otherwise defined in the following comments and responses have the same meanings ascribed to such terms in that same version of the Offering Memorandum.

1.	Comment: With respect to the “Fees and Expenses of the Fund” table for the Matthews CF-U Series on page 3, please supplementally confirm that although the Matthews CF-U Series does not pay Matthews any management fee, the “Fees and Expenses of the Fund” table in the registration statement for its Investing Fund (i.e., the Matthews China Fund, a series of the Matthews International Funds, d/b/a Matthews Asia Funds) reflects the management fee paid to Matthews with respect to the assets invested in the Matthews CF-U Series.

Response: Comment accepted. The Registrant hereby confirms that the management fee paid to Matthews with respect to the assets invested in the Matthews CF-U Series is reflected in the “Fees and Expenses of the Fund” table in the registration statement for the Matthews China Fund.

July 1, 2015

2.	Comment: With respect to footnote (2) to the “Fees and Expenses of the Fund” table for the Matthews CF-U Series on page 3, please disclose the expiration date of the contractual agreement referenced in footnote (2) and who can terminate the agreement, as required by Instruction 3(e) to Item 3 of Form N-1A.

Response: Comment accepted. The Registrant has revised the referenced footnote to disclose that the arrangement described therein is for an indefinite term and cannot be terminated without the approval by the Registrant’s Board of Directors. The Registrant has also made the same revisions to footnote (2) to the “Fees and Expenses of the Fund” table for the Matthews ADF-U Series on page 7.

3.	Comment: With respect to the “Principal Risks of Investment” section for the Matthews CF-U Series beginning on page 4, please add a risk factor related to the risk of investing in China generally.

Response: Comment accepted. The Registrant has added the requested disclosure. The Registrant has also added the requested disclosure to the “Principal Risks of Investment” section for the Matthews ADF-U Series beginning on page 8.

4.	Comment: With respect to the “Taxation” risk factor on page 4, please supplementally explain and provide support for the “disregarded entity” status.

Response: Comment accepted. Pursuant to Treasury Regulations Section 301.7701-3(b)(1)(ii), a domestic eligible entity with only one member should be treated as an entity disregarded as separate from its owner (i.e., a disregarded entity) for U.S. federal income tax purposes unless it affirmatively elects to be treated as a corporation instead. The Company is a Delaware series limited liability company, with each of its series having its own separate assets, debts, liabilities, obligations and expenses such that, pursuant to proposed Treasury Regulations Section 301.7701-1(a)(5), each series should be treated as a separate eligible entity for purposes of these regulations. Accordingly, each of the Matthews CF-U Series and Matthews ADF-U Series is treated as a separate eligible entity for U.S. federal income tax purposes. Further, because each of the Matthews CF-U Series and Matthews ADF-U Series has a single member (i.e., the corresponding Investing Fund) and has not, and does not intend to, affirmatively elect to be treated as a corporation for U.S. federal income tax purposes, each of the Matthews CF-U Series and Matthews ADF-U Series should be treated as a disregarded entity for U.S. federal income tax purposes.

5.	Comment: With respect to the “Fees and Expenses of the Fund” table for the Matthews ADF-U Series on page 7, please supplementally confirm that although the Matthews ADF-U Series does not pay Matthews any management fee, the “Fees and Expenses of the Fund” table in the registration statement for its Investing Fund (i.e., the Matthews Asia Dividend Fund, a series of the Matthews International Funds, d/b/a Matthews Asia Funds) reflects the management fee paid to Matthews with respect to the assets invested in the Matthews ADF-U Series.

July 1, 2015

Response: Comment accepted. The Registrant hereby confirms that the management fee paid to Matthews with respect to the assets invested in the Matthews ADF-U Series is reflected in the “Fees and Expenses of the Fund” table in the registration statement for the Matthews Asia Dividend Fund.

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We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC